Exhibit 21

SUBSIDIARIES OF SYSTEMAX INC.

DOMESTIC SUBSIDIARIES

1.	Global Computer Supplies Inc. (a New York corporation)

2.	Global Equipment Company Inc. (a New York corporation)

3.	Dartek Corp. (a Delaware corporation)

4.	Nexel Industries Inc. (a New York corporation)

5.	Misco America Inc. (a Delaware corporation)

6.	Tiger Direct Inc. (a Florida corporation)

7.	Systemax Manufacturing Inc. (a Delaware corporation)

8.	Systemax Retail Sales Inc. (a Delaware corporation)

FOREIGN SUBSIDIARIES

1.	Misco Germany Inc. ( a New York corporation)

2.	Misco Italy Computer Supplies S.P.A. (an Italian corporation)

3.	H C S Global SA ( a French corporation)

4.	Systemax Europe Ltd. ( a U.K. corporation)